UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

LEARNING TREE INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

522015106

(CUSIP Number)

Brian J. McCarthy, Esq.

Skadden, Arps, Slate, Meagher & Flom, LLP

300 South Grand Avenue, Suite 3400

Los Angeles, CA 90071

(213) 687-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 27, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. David C. Collins

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,382,205

	8.	Shared Voting Power 2,635,382

	9.	Sole Dispositive Power 1,382,205

	10.	Shared Dispositive Power 2,635,382

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,195,227

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.7%*

14.	Type of Reporting Person (See Instructions) IN

*      According to the Company’s Annual Report on Form 10-K filed December 18, 2012, 13,217,484 shares of Common Stock were outstanding as of December 10, 2012.

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. Mary C. Collins

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 177,640

	8.	Shared Voting Power 2,635,382

	9.	Sole Dispositive Power 177,640

	10.	Shared Dispositive Power 2,635,382

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,195,227

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.7%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. DCMA Holdings, LP, Tax ID # 95-4731724

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,837,141

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,837,141

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,837,141

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. The Adventures in Learning Foundation, formerly known as The Pegasus Foundation, Tax ID # 95-4834973

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 238,323

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 238,323

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 238,323

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. The Collins Family Foundation, Tax ID # 95-4618828

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 289,918

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 289,918

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 289,918

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.2%

14.	Type of Reporting Person (See Instructions) CO

This filing amends Schedule 13D filed October 6, 2000 (the “Original Filing”), regarding the common stock, $.0001 par value (the “Common Stock”), of Learning Tree International, Inc., a Delaware corporation (the “Company”), as amended by Schedule 13D/A filed February 20, 2003 (“Amendment 1”), as amended by Schedule 13D/A filed February 8, 2005 (“Amendment 2”), as amended by Schedule 13D/A filed October 16, 2006 (“Amendment 3”), and as further amended by Schedule 13D/A filed September 14, 2012  (“Amendment 4” and, collectively, with the Original Filing, Amendment 1, Amendment 2, Amendment 3, and Amendment  4, the “Prior Filings”).  The Prior Filings are hereby amended as set forth below.  References should be made to the Prior Filings for additional information.  Terms with initial capital letters not defined in this Amendment No. 5 are used with the meanings assigned to them in the Prior Filings.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

On September 14, 2012, the Collins Parties delivered the Letter to the Board expressing the Collins Parties’ interest in the Proposed Transaction.  The Collins Parties indicated that their proposal, among other things, represented an excellent opportunity for the Company’s stockholders to realize a premium for their shares by year’s end.  Consummation of the Proposed Transaction was not subject to financing or diligence conditions.  As further described in the Letter, given Dr. Collins’ involvement, the Collins Parties anticipated that an independent committee of the Board would review their proposal and make a recommendation to the Board.  In response to the Collins Parties’ proposal, on September 19, 2012, the Board established a special committee comprised of independent directors (the “Special Committee”) to consider, among other things, the Proposed Transaction and strategic alternatives available to the Company.  In addition to the Proposed Transaction, the Special Committee publicly stated that it had received additional indications of interest regarding an acquisition of the Company.  On October 31, 2012, the Collins Parties advised the Special Committee that they were prepared to move quickly and to discuss all aspects of their proposal.  In the Company’s Annual Report on Form 10-K filed December 18, 2012, the Company stated that, in light of the Collins Parties’ proposal and the additional indications of interest, the Special Committee is evaluating all strategic alternatives available to the Company and that no decisions had been made by the Board or the Special Committee with respect to these proposals as of that date.

So that the Special Committee might consider a range of alternatives with respect to the possible sale of the Company,  if the Special Committee and the Board recommend that the Company enter into an acquisition agreement with a third party (other than the Collins Parties), the Collins Parties will consider voting their shares in favor of such third-party proposal, or otherwise supporting the transaction, if, based upon the circumstances at that time, the Collins Parties deemed it in their best interests as stockholders to do so.

On December 27, 2012, Dr. David C. Collins submitted to the Company a Notice of Nomination of Directors for the 2013 Annual Meeting (or a special meeting of the stockholders of the Company in lieu thereof that includes the election of directors, including any adjournments, postponements or delays thereof, the “2013 Annual Meeting”), nominating each of Dr. David C. Collins, Eric R. Garen, and Dr. Henri Hodara (the “Nominees”) for election to the Board at the 2013 Annual Meeting and requesting that the Nominating and Corporate Governance Committee consider naming each of them to the Company’s slate of director nominees to be elected at the 2013 Annual Meeting.

The Board consists of seven members, and the current terms of the three Class III directors will expire at the 2013 Annual Meeting.  As stated in the proxy statement of the Company filed January 27, 2012, the stockholders of the Company will be asked to elect three Class III directors at the 2013 Annual Meeting, each to serve for a three-year term ending on the date of the Annual Meeting of Stockholders of the Company to be held in 2016 or until their successors are duly elected.   Dr. Collins and Mr. Garen are Class III Directors of the Company who are currently being considered for nomination by the Nominating and Corporate Governance Committee. Additional information about Dr. Hodara and his qualifications to serve on the Board  are set forth on Annex B to the Notice of Nomination of Directors.  A copy of the Notice of Nomination of Directors for the 2013 Annual Meeting is filed herewith as Exhibit 99.1 to this Amendment No. 5, and incorporated herein by reference.

Also on December 27, 2012, Dr. Collins submitted a Notice of New Stockholder Business for the 2013 Annual Meeting notifying the Company of his intent to bring before the 2013 Annual Meeting certain resolutions for approval and adoption by the stockholders of the Company.  The proposed resolutions would provide that stockholders (i) amend Article II, Section 3 of the Company’s Bylaws to permit stockholders beneficially owning at least 20% in amount of the entire capital stock of the Company issued and outstanding, and entitled to vote, to call special meetings of the Company’s stockholders; (ii) repeal any non-stockholder approved provision of the Company’s Bylaws in effect at the time of the 2013 Annual Meeting that was not included in the Company’s Bylaws as publicly filed with the Securities and Exchange Commission prior to December 21, 2012; and (iii) request that the Board facilitate the declassification of the Board.  Dr. Collins requested that notice of such proposed resolutions be included in the notice for the 2013 Annual Meeting. A copy of the Notice of New Stockholder Business for the 2013 Annual Meeting is filed as Exhibit 99.2 to this Amendment No. 5, and is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

Exhibit 99.1:  Notice of Nomination of Directors, dated December 27, 2012

Exhibit 99.2:  Notice of New Stockholder Business, dated December 27, 2012

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 28, 2012

/s/ David C. Collins
David C. Collins

/s/ Mary C. Collins
Mary C. Collins

DCMA HOLDINGS, L.P.

By	/s/ Mary C. Collins
Mary C. Collins
Its General Partner

THE ADVENTURES IN LEARNING FOUNDATION

By	/s/ David C. Collins
David C. Collins
Its Trustee

THE COLLINS FAMILY FOUNDATION

By	/s/ Mary C. Collins
Mary C. Collins
Its President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)